3
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001216924
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>01/27/03
3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Balogh, Aristotle N
   487 East Middlefield Road


   Mountain View, CA  94043
2. Date of Event Requiring Statement (Month/Day/Year)
   1/27/2003
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President,
   Operations and Infrastructure
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (2)       08/04/03  Common Stock                 8,600      $7.8930    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       05/24/09  Common Stock                 50,000     $10.0800   D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       08/16/04  Common Stock                 4,250      $27.6170   D           Direct
(right to buy)
Non-Qualified Stock Option      (2)       12/30/03  Common Stock                 301        $30.4360   D           Direct
(right to buy)
Non-Qualified Stock Option      (5)       04/20/04  Common Stock                 10,535     $42.7910   D           Direct
(right to buy)
Non-Qualified Stock Option      (6)       06/23/07  Common Stock                 47,320     $149.2500  D           Direct
(right to buy)
Incentive Stock Option (right to(1)       06/23/07  Common Stock                 2,680      $149.2500  D           Direct
 buy)

Explanation of Responses:

(1)
1,340 options are exercisable immediately, 670 options will vest and become exercisable on December 23, 2003 and 670 options will ve st and become exercisable on June 23, 2004.


(2)
Immediately


(3)
25% of the total options granted vest and become exercisable one year after the date of grant and thereafter with respect to 6.25% o
f the shares each quarter until fully vested.


(4)
2,150 options are exercisable immediately and 2,150 options will vest and become exercisable on August 17, 2003.


(5)
7,525 options are exercisable immediately and 3,010 options will vest and become exercisable on April 21, 2003.


(6)
29,910 options are exercisable immediately, 11830 options will vest and become exercisable on December 23, 2003 and 5,580 options wi ll vest and become exercisable on June 23, 2004.



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: Aristotle N. Balogh
DATE 01/27/03